As filed with the Securities and Exchange Commission on January 30, 2003
Registration No. 333-101386

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Trex Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware	54-1910453
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

160 Exeter Drive
Winchester, Virginia 22603-8605
(540) 542-6300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Anthony J. Cavanna
Executive Vice President
and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605
(540) 542-6300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to: Richard J. Parrino, Esq. Hogan & Hartson L.L.P. 8300 Greensboro Drive McLean, Virginia 22102 (703) 610-6100

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share (2)(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(3)

Common Stock, par value $0.01 per share	353,779 shares(4)	$28.98	$10,252,515.42	$943.23

(1)
Pursuant to Rule 416 under the Securities Act, this registration statement covers, in addition to the number of shares of common stock shown above, an indeterminate number of additional shares of common stock that may be issued upon exercise of the common stock purchase warrant referred to in note (4) as a result of antidilution adjustments.

(2)	Estimated pursuant to Rule 457(c) under the Securities Act solely for purpose of calculating the registration fee.
(3)
In accordance with Rule 457(c), the proposed maximum aggregate offering price and registration fee with respect to the shares registered pursuant to this registration statement are based on the average of the high and low prices of the registrant’s common stock on The New York Stock Exchange, Inc. on November 19, 2002. The registration fee was previously paid.

(4)	These shares are issuable upon exercise of a common stock purchase warrant at an exercise price of $14.89 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

PROSPECTUS

353,779 Shares

Trex Company, Inc.

Common Stock

This prospectus relates to the offer and sale from time to time by the Trex Company stockholder named in this prospectus of up to 353,779 shares of our common stock issuable by us upon exercise of a common stock purchase warrant. The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. We will not receive any proceeds from the sale of these shares.

Our common stock is listed on the New York Stock Exchange and trades on the exchange under the symbol “TWP.” On January 29, 2003, the last sale price of our common stock as reported on the New York Stock Exchange was $35.78 per share.

Our principal executive offices are located at 160 Exeter Drive, Winchester, Virginia 22603-8605, and our telephone number at that address is (540) 542-6300.

See “ Risk Factors” beginning on page 3 for information that you should consider before purchasing the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 31, 2003.

If it is against the law in any state or other jurisdiction to make an offer to sell the securities, or to solicit an offer from someone to buy the securities, then this prospectus does not apply to any person in that state or other jurisdiction, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor the selling stockholder has authorized anyone to provide you with different information.

RISK FACTORS

You should carefully consider the following risk factors relating to Trex Company and our common stock before purchasing the shares offered by this prospectus. You should also consider the additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents considered a part of this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information.”

We will have to increase market acceptance of Trex to grow.

Our ability to grow will depend largely on our success in converting demand for wood decking products, which we estimate accounted for approximately 94% of the 2001 decking market when measured by board feet of lumber, into demand for our products, which we refer to as Trex in this prospectus. Failure to achieve increased market acceptance of Trex will limit our prospects for growth. To increase our market share, we must overcome:

•	the low consumer awareness of non-wood decking alternatives in general and Trex brand products in particular;

•	the resistance of many consumers and contractors to change from well-established wood products;

•	the unique appearance of Trex;

•	the greater initial expense of installing a Trex deck; and

•	the established relationships existing between suppliers of wood decking products and contractors and homebuilders.

All of our sales result from one material.

We derive all of our revenues from sales of Trex Wood-Polymer® lumber. Although we have developed new Trex products and new applications for Trex since 1996, and we intend to continue this development, our product line is currently based exclusively on the composite formula and manufacturing process for Trex Wood-Polymer lumber. If we should experience any problems, real or perceived, with product quality or acceptance of Trex Wood-Polymer lumber, our lack of product diversification could have a significant adverse impact on our net sales levels.

We currently depend on three manufacturing facilities to meet the demand for Trex.

We currently produce Trex in two manufacturing facilities in Winchester, Virginia and a third manufacturing facility in Fernley, Nevada. Any interruption in the operations or decrease in the production capacity of these facilities, whether because of equipment failure, natural disaster or otherwise, would limit our ability to meet existing and future customer demand for Trex.

Our business is subject to risks in obtaining the raw materials we use to produce Trex.

The production of Trex requires substantial amounts of wood fiber and polyethylene. Our business is subject to the risks that we may be unable to purchase sufficient quantities of these raw materials to meet our production requirements or that we may have to pay higher prices for our supplies. In the nine months ended September 30, 2002, five suppliers accounted individually for more than 7% and collectively for approximately 60% of our wood fiber purchases. Our ability to obtain adequate supplies of polyethylene depends on our success in developing new sources, entering into long-term arrangements with suppliers and managing the collection of supplies from geographically dispersed distribution centers. We generally obtain our raw materials from existing suppliers at fixed prices that are established annually at the then-current market rates. We cannot be sure that we will be successful in maintaining such pricing policies to protect against fluctuations in raw materials prices. Our business could suffer from the termination of significant sources of raw materials, the payment of higher prices for raw materials or the failure to obtain sufficient additional raw materials to meet planned increases in capacity.

The demand for decking products is influenced by general economic conditions and could be adversely affected by economic downturns.

The demand for decking products is correlated to changes in the level of activity in home improvements and, to a lesser extent, new home construction. These activity levels, in turn, are affected by such factors as consumer spending habits, employment, interest rates and inflation. An economic downturn could reduce consumer income available for spending on discretionary items such as decking, which could adversely affect the demand for our products. Adverse economic conditions contributed to a decline in our net sales in 2001 compared to 2000.

We face risks in increasing our production levels to meet customer demand for Trex.

We plan to add production capacity to support sales growth and improve customer service. In increasing production capacity in our facilities, we will face risks:

•	recruiting and training additions to our workforce;

•	restarting and operating new production equipment;

•	purchasing raw materials for increased production requirements;

•	maintaining product quality; and

•	establishing new manufacturing facilities.

These risks could result in substantial unanticipated delays or expense, which could adversely affect our operating performance.

The expansion and future profitability of our business could be adversely affected if we do not manage our growth effectively.

Our recent growth has placed significant demands on our management, systems and other resources. Our net sales increased to $164.5 million in the twelve months ended September 30, 2002 from $23.8 million in calendar year 1996. The number of dealer outlets selling Trex has increased from approximately 1,200 at December 31, 1996 to approximately 2,900 at September 30, 2002, and we expect further increases in the future. If we are unable to manage our future growth effectively, our inability to do so could have a material adverse effect on the quality of our products and on our ability to expand our net sales.

Past seasonal fluctuations in our sales and quarterly operating results may not be a reliable indicator of future seasonal fluctuations.

Our historical seasonality may not be a reliable indicator of our future seasonality. Quarterly variations in our net sales and income from operations are principally attributable to seasonal trends in the demand for Trex. We experience lower net sales levels during the fourth quarter, in which holidays and adverse weather conditions in some regions usually reduce the level of home improvement and new construction activity. Income from operations and net income tend to be lower in quarters with lower sales, which are not fully offset by a corresponding reduction in manufacturing overhead costs and selling, general and administrative expenses. For substantially all periods through mid-2000, we allocated our product to our network of wholesale distributors and retail dealers. We believe the allocation process caused our distributors to stockpile inventories, which partially mitigated our inherent seasonality. During the third quarter of 2000, our increased production capacity enabled us to eliminate the allocation of product supply. Our customary lower net sales levels in the fourth quarter were further affected in 2000 and 2001 as our customers reduced their stockpiled inventories before reordering from us.

We have significant capital invested in construction in process, some of which we may not be able to deploy productively.

As of September 30, 2002, our construction in process totaled approximately $38.2 million, with an estimated cost to complete of approximately $11.0 million. The construction in process consisted primarily of four production lines in various stages of completion at our Winchester and Fernley manufacturing facilities and a plastic processing plant at our Winchester facility. Some of these assets may become impaired due to obsolescence or other factors before we can put them into service. Our operating results would be adversely affected if we fail to deploy productively our construction in process, and our net income would be reduced if our assets become impaired and we are required to write down the value of those assets in our financial statements.

We are not sure of the terms on which we will be able to obtain financing for the significant capital expenditures we plan after 2002 to increase our manufacturing capacity.

Our failure to obtain sufficient funds to meet our capital requirements could have a material adverse effect on our ability to match the production of Trex with demand for our products. We made capital expenditures aggregating $121.5 million in 1999, 2000 and 2001, primarily to expand manufacturing capacity. We estimate that our capital expenditures in 2002 will total approximately $6.2 million since increased utilization of our existing capacity has been sufficient to meet the demand for Trex in 2002. We expect that our capital requirements will be significantly higher in 2003 and subsequent years as we complete our construction in process and then invest in additional production lines and facilities to meet an anticipated increase in the demand for our products. We expect that it may be necessary to obtain financing for our capital requirements through bank borrowings or the issuance of debt or equity securities. We may not be able to obtain all of the required financing on terms we will find acceptable.

We will have to generate substantial operating cash flow to meet our obligations under our revolving credit facility, real estate notes and senior secured notes.

As of September 30, 2002, our total indebtedness related to our revolving credit facility, real estate notes and senior secured notes was $61.2 million. Our ability to make scheduled principal and interest payments on our revolving credit facility, real estate notes and senior secured notes, borrow under our revolving credit facility and continue to comply with our loan covenants will depend primarily on our success in generating substantial operating cash flow. Our failure to comply with our loan covenants might cause our lenders to accelerate our repayment obligations under our credit facility and notes, which may be declared payable immediately based on a credit facility default. Our ability to borrow under our $20 million revolving credit facility is tied to a borrowing base that consists of specified receivables and inventory. To remain in compliance with our credit facility and note covenants, we must maintain specified financial ratios based on our levels of debt, capital, fixed charges, and earnings before interest, taxes, depreciation and amortization, all of which are subject to the risks of our business.

Covenants in our credit agreements and senior secured notes restrict our capacity to borrow and invest, which could impair our ability to expand or finance our operations.

Our credit agreements and senior secured notes impose operating and financial restrictions that limit our discretion on some business matters, which could make it more difficult for us to expand, finance our operations or engage in other business activities that may be in our interest. These restrictions limit our ability to:

•	incur additional debt;

•	pay dividends or make other distributions;

•	make acquisitions, investments or other restricted payments;

•	pledge or mortgage assets;

•	sell assets;

•	consolidate, merge or sell all or substantially all of our assets; and

•	make additional capital expenditures.

Our indebtedness may limit our flexibility in responding to important business developments, which could place us at a competitive disadvantage. Our indebtedness may:

•	limit our ability to obtain necessary financing in the future;

•	limit our ability to fund planned capital expenditures;

•
require us to use a significant portion of our cash flow from operations to pay our debt obligations rather than utilize our cash flow for other purposes, such as funding working capital or capital expenditures; and

•	make us more vulnerable to a downturn in our business or in the economy in general.

Our dependence on a small number of significant distributors makes us vulnerable to business interruptions involving these distributors.

Our total net sales to our five largest wholesale distributors accounted for approximately 77% of our net sales in the nine months ended September 30, 2002. Our contracts with these distributors are terminable by the distributors upon notice at any time during the contract term. A contract termination or significant decrease or interruption in business from any of our five largest distributors or any other significant distributor could cause a short-term disruption of our operations and adversely affect our operating results.

Our performance will suffer if we do not compete effectively in the highly competitive decking market.

We must compete with an increasing number of companies in the wood-plastic composites segment of the decking market and with wood producers that currently have more production capacity than is required to meet the demand for decking products. Our failure to compete successfully in the decking market could have a material adverse effect on our ability to increase our market share. The conventional lumber suppliers with which we compete in many cases have established ties to the building and construction industry and have well-accepted products. Many of our competitors in the decking market that sell wood products have significantly greater financial, technical and marketing resources than we do. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop new non-wood decking alternatives that are competitive with Trex.

Environmental regulation exposes us to potential liability for response costs and damages to natural resources.

We are subject to federal, state and local environmental laws and regulations. The environmental laws and regulations applicable to our operations establish air quality standards for emissions from our manufacturing operations, govern the disposal of solid waste, and regulate wastewater and storm water discharge. As is the case with manufacturers in general, we may be held liable for response costs and damages to natural resources if a release or threat of release of hazardous materials occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties we own or operate.

We may not have adequate protection for the intellectual property rights on which our business depends.

Our success depends, in part, on our ability to protect our important intellectual property rights. The steps we have taken may not be adequate to deter misappropriation or unauthorized use of our proprietary information or to enable us to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We rely on a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees and limit access to and distribution of our proprietary information. We also have obtained patent protection for some of our production processes. We or our predecessor company have been required in lawsuits to establish that our production processes and products do not infringe the patents of others. In a pending action, a plaintiff filed suit against us in December 2001 alleging that our decking products infringe the plaintiff’s patent. In October 2002, a federal district court issued a summary judgment order in our favor, finding that we do not infringe the plaintiff’s patent claims, and further holding that some of the plaintiff’s patent claims are invalid. The plaintiff has appealed this judgment.

Our principal stockholders can exercise a controlling influence over our business.

Our four principal stockholders beneficially owned approximately 51.4% of our outstanding common stock as of December 31, 2002. If they act in concert, these stockholders are collectively able to exercise control over our business and affairs by virtue of their voting power with respect to the election of directors and other actions requiring stockholder approval. If exercised, this control could discourage a third party from seeking to acquire us even if an acquisition would be beneficial to our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We intend our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans, forecasted demographic and economic trends relating to our industry and similar matters are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect” or “intend.” We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from our expectations because of various factors, including those discussed in this prospectus under the caption “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. (Our Securities Exchange Act file number for those SEC filings is 001-14649.) You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We file information electronically with the SEC. Our SEC filings are also available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Our common stock is listed on the New York Stock Exchange and trades on the exchange under the symbol “TWP.” You also may inspect our SEC filings and other information concerning us at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York, 10005.

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” some documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We do not incorporate by reference any portion of any document, including any Current Report on Form 8-K, which is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that Section. Subject to the foregoing, we incorporate by reference the documents listed below and any documents we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the selling stockholder has sold all of the securities to which this prospectus relates or the offering is otherwise terminated:

1.
our Annual Report on Form 10-K for our fiscal year ended December 31, 2001, which we filed on March 21, 2002, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 2001 annual meeting of stockholders, which we filed on April 5, 2002;

2.
our Quarterly Reports on Form 10-Q for our quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002, which we filed on May 10, 2002, August 14, 2002 and November 14, 2002, respectively;

3.	our Current Reports on Form 8-K, which we filed on March 6, 2002, June 4, 2002, June 25, 2002 (and amended on June 28, 2002), August 7, 2002 and October 10, 2002; and

4.
the description of our common stock included in our registration statement on Form 8-A, which we filed on March 24, 1999, including any amendments or reports we file for the purpose of updating this description.

We will provide a copy of any or all of the information we incorporate by reference, at no cost, to each person, including any beneficial owner, to whom this prospectus is delivered. To request a copy of any or all of this information, you should write or telephone us at the following address and telephone number:

Trex Company, Inc.
Attn: Anthony J. Cavanna
160 Exeter Drive
Winchester, Virginia 22603-8605
(540) 542-6300

ABOUT TREX COMPANY

General

Trex Company, Inc. is the nation’s largest manufacturer of non-wood decking products, which are marketed under the brand name Trex®. Trex Wood-Polymer® lumber is a wood/plastic composite that offers an attractive appearance and the workability of wood without wood’s on-going maintenance requirements and functional disadvantages. Trex is manufactured in a proprietary, partially patented process that combines waste wood fibers and reclaimed polyethylene and is used primarily for residential and commercial decking. We promote Trex among consumers and contractors as a premium-decking product.

We seek to achieve sales growth in the decking market by converting demand for wood decking products into demand for Trex. We intend to continue to develop and promote the Trex brand name as a premium-decking product and to focus on the contractor-installed market segment. This segment represents approximately 70% of the decking market, as measured by board feet of lumber, and contractors generally build larger, more elaborate residential decks than decks built by homeowners in the “do-it-yourself” market segment. As of September 30, 2002, we sold our products through approximately 95 wholesale distribution locations, which in turn sold Trex to approximately 2,900 dealer outlets across the United States.

We initiated commercial activity in August, 1996 when we acquired substantially all of the assets of the Composite Products Division of Mobil Oil Corporation. The buyout was led by four senior Mobil executives who currently serve as members of our senior management.

Some of the information contained in this prospectus and the information incorporated by reference in it concerning the markets and industry in which we operate is derived from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources are reliable, we have not independently verified the accuracy of any of this information.

Adoption of SFAS 142

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under the nonamortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. As of January 1, 2002, we had unamortized goodwill of approximately $6.8 million. We completed our initial impairment test of goodwill, which did not indicate an impairment. We will perform the annual impairment testing of our goodwill as of October 31 each year, which could have an adverse effect on our future results of operations if an impairment occurs. The results of operations for prior years have not been restated to reflect the nonamortization of goodwill. Reconciliations of previously reported income before extraordinary items, net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization net of the related tax effects are as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Reported income before extraordinary item	$12,736	$19,302	$9,050	$11,345	$18,181
Goodwill amortization	707	707	707	530	—

Adjusted income before extraordinary item	$13,443	$20,009	$9,757	$11,875	$18,181

Reported net income	$11,680	$19,302	$9,050	$11,345	$18,181
Goodwill amortization	707	707	707	530	—

Adjusted net income	$12,387	$20,009	$9,757	$11,875	$18,181

Reported basic earnings per common share	$0.90	$1.37	$0.64	$0.80	$1.28
Goodwill amortization	0.06	0.05	0.05	0.04	—

Adjusted basic earnings per common share	$0.96	$1.42	$0.69	$0.84	$1.28

Reported diluted earnings per common share	$0.90	$1.36	$0.64	$0.80	$1.26
Goodwill amortization	0.06	0.05	0.05	0.04	—

Adjusted diluted earnings per common share	$0.96	$1.41	$0.69	$0.84	$1.26

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from the sale of its shares of common stock. Accordingly, Trex Company will not receive any proceeds from the sale of the shares.

If the selling stockholder exercises in full the warrant under which we will issue the shares of common stock offered by this prospectus, we will receive total proceeds of approximately $5.3 million from such exercise. We will use any proceeds we receive from exercise of the warrant for working capital and other general corporate purposes.

SELLING STOCKHOLDER

The table below sets forth information about the selling stockholder, the shares of our common stock offered by this prospectus, and the shares of our common stock beneficially owned by the selling stockholder as of January 7, 2003.

	Beneficial Ownership Prior to Offering		Shares Registered for Sale Hereunder	Beneficial Ownership After Offering
Name of Beneficial Owner	Shares	Percent		Shares	Percent
Wachovia Bank, National Association	431,392	2.9%	353,779	77,613	*

*	Less than one percent.

The 353,779 shares of common stock offered by this prospectus are issuable by us to Wachovia Bank, National Association upon its exercise in full of a common stock purchase warrant. The warrant is exercisable in full or in part at any time through January 31, 2005 at an exercise price of $14.89 per share. The exercise price and the number of shares issuable upon exercise of the warrant are subject to adjustment upon the occurrence of specified events affecting our common stock, including a stock split, stock dividend, reverse stock split, recapitalization, reorganization or reclassification. We issued the warrant to First Union National Bank, Wachovia Bank’s predecessor, in November 2001 in connection with amendments to our senior secured credit facility with First Union, which was the lender under that facility since 1998. In June 2002, we refinanced our borrowings under our facility with First Union, which was then terminated.

We have registered under the Securities Act the 353,779 shares of common stock offered by this prospectus in accordance with registration rights we granted in connection with our issuance of the warrant. See “Plan of Distribution” for information about these registration rights. Although the table above shows the number of our shares the selling stockholder would own after the offering if it exercises the warrant in full and sells all of the shares it receives upon exercise of the warrant, our registration of the shares does not necessarily mean that the selling stockholder will exercise the warrant in full or in part or sell all or any of the shares.

PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the selling stockholder named in this prospectus, by its donees, pledgees or transferees, or by its other successors in interest. The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

The offering of the shares will be made on a continuous basis. The selling stockholder may offer its shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on the New York Stock Exchange;

•	in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales; or

•	in a combination of any of the foregoing transactions.

The selling stockholder also may sell its shares in accordance with Rule 144 under the Securities Act if the conditions of Rule 144 are satisfied.

From time to time, the selling stockholder may pledge or grant a security interest in some or all of its shares. If the selling stockholder defaults in performance of its secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholder also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling stockholder will decrease as and when the selling stockholder transfers or donates its shares or defaults in performing obligations secured by its shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the donees, pledgees, transferees, other secured parties or other successors in interest will be a selling stockholder for purposes of this prospectus.

The selling stockholder may sell short the common stock. The selling stockholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

The selling stockholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers. The selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

The selling stockholder may use brokers, dealers, underwriters or agents to sell its shares. The selling stockholder currently intends to sell up to all of the shares through its broker-dealer affiliate, Wachovia Securities, Inc. Such affiliate and any other persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholder or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholder has advised us that it acquired the common stock purchase warrant and will exercise the warrant to purchase the shares offered hereby in the ordinary course of its business and, at the time of its purchase or receipt of such shares, it will not have any agreements or understandings, direct or indirect, with any person to distribute such shares. The selling stockholder and any agents or broker-dealers that participate with the selling stockholder in its offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholder can presently estimate the amount of such compensation.

If the selling stockholder sells shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

We have advised the selling stockholder that during such time as it may be engaged in a distribution of the shares, it is required to comply with Regulation M under the Securities Exchange Act. With exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

It is possible that a significant number of shares offered by this prospectus could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock.

Under our registration rights agreement with the selling stockholder, we are required to bear the expenses relating to this offering, excluding any underwriting discounts or commissions, stock transfer and documentary stamp taxes, and fees and expenses of legal counsel to the selling stockholder. We estimate that the expenses we are required to bear will total approximately $65,000.

Under the registration rights agreement, we have agreed to indemnify the selling stockholder and its controlling persons against certain liabilities, including certain liabilities under the Securities Act.

This offering by the selling stockholder will terminate on the date specified in the selling stockholder’s registration rights agreement with us, which will be at least 120 days after the date of this prospectus, or, if earlier, on the date on which the selling stockholder has sold all of its shares.

VALIDITY OF SECURITIES

For purposes of this offering, Hogan & Hartson L.L.P., McLean, Virginia, special counsel to Trex Company, has given its opinion as to the validity of the shares of common stock offered by the selling stockholder.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the registration of the common stock offered hereby. Trex Company will bear all of these expenses, including those of the selling stockholder (other than any underwriting discounts or commissions or any agent commissions). All amounts are estimated except for the Securities and Exchange Commission registration fee:

Item	Amount
SEC registration fee	$943
Legal fees and expenses	30,000
Accounting fees and expenses	25,000
Miscellaneous	9,057

Total	$65,000

Item 15.    Indemnification of Directors and Officers

Delaware General Corporation Law. Trex Company, Inc. is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Section 145(e) of the Delaware General Corporation Law states that any expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this subsection (e) of Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. Article XI of the Company’s Restated Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Company’s directors will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

By-Laws. The Amended and Restated By-Laws of the Company provide for the indemnification of the officers and directors of the Company to the fullest extent permitted by the Delaware General Corporation Law. Article XII of such By-Laws provides that any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or a subsidiary or operating division thereof, or is or was serving at the specific request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such action, suit or proceeding and any appeal therefrom, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Notwithstanding the foregoing, in the case of an action or suit by or in the right of the Company, no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court shall deem proper.

Insurance. The Company maintains directors and officers liability insurance, which covers the Company’s directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 16.    Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

3.1
Restated Certificate of Incorporation of Trex Company, Inc. (the “Company”). Filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (No. 333-63287) and incorporated herein by reference.

3.2	Amended and Restated By-Laws of the Company. Filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

4.1	Specimen certificate representing the Company’s common stock. Filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (No. 333-63287) and incorporated herein by reference.

5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of the common stock registered hereby. Filed herewith.

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent public accountants. Filed herewith.
24.1	Power of Attorney. Previously filed.

Item 17.    Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, Commonwealth of Virginia, on this 30th day of January, 2003.

TREX COMPANY, INC.

By:	/s/ Anthony J. Cavanna
Anthony J. Cavanna Executive Vice President and Chief Financial Officer (Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities as of January 30, 2003.

Name	Title

/s/ Robert G. Matheny Robert G. Matheny	President (Principal Executive Officer), Director

/s/ Anthony J. Cavanna Anthony J. Cavanna	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Director

* William F. Andrews	Director

/s/ Andrew U. Ferrari Andrew U. Ferrari	Director

* William H. Martin, III	Director

* Patricia B. Robinson	Director

/s/ Roger A. Wittenberg Roger A. Wittenberg	Director

*By: /s/ Anthony J. Cavanna Anthony J. Cavanna Attorney-in-Fact

INDEX TO EXHIBITS

3.1
Restated Certificate of Incorporation of Trex Company, Inc. (the “Company”). Filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (No. 333-63287) and incorporated herein by reference.

3.2	Amended and Restated By-Laws of the Company. Filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

4.1	Specimen certificate representing the Company’s common stock. Filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (No. 333-63287) and incorporated herein by reference.

5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of the common stock registered hereby. Filed herewith.

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent public accountants. Filed herewith.

24.1	Power of Attorney. Previously filed.